UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2022

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

CONTENTS

On July 7, 2022, G Medical Innovations Holdings Ltd., or the Registrant, announced that Mr. Igor Bluvstein has been appointed as its Chief Financial Officer effective July 31, 2022.

Mr. Bluvstein has over fifteen (15) years of experience working in financial leadership positions in the e-commerce, biotechnology, petrochemical, and medical cannabis industries. From 2020 through 2022, Mr. Bluvstein served as the Chief Financial Officer and Director at MDD Group of Companies. From 2016 to 2020, he served as Regional Chief Financial Officer at Frutarom Industries Ltd. (acquired by International Flavors & Fragrances Inc. (NYSE: IFF)). From 2015 until 2016, he served as the Chief Financial Officer of an e-commerce retailer. From 2011 until 2015, Mr. Bluvstein served as a Financial Controller at Mirland Development Corporation PLC. From 2008 through 2011, he served as a senior auditor at Ernst & Young Global Limited. Mr. Bluvstein holds a Bachelor of Arts in accounting and economics from the Open University in Israel. He is a Certified Public Accountant (CPA).

Mr. Ben Efraim, the Registrant’s current Chief Financial Officer will continue to work for the Registrant as a Controller.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: July 7, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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